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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                /------------------------------/
                                                / SEC FILE NUMBER   333-12250  /
              NOTIFICATION OF LATE FILING       /------------------------------/
                                                / CUSIP NUMBER                 /
                                                /------------------------------/


(Check One): [_] Form 10-K   [X] Form 20-F   [_] Form 11-K   [_] Form 10-Q
[_]Form N-SAR

For Period Ended: December 31, 2002
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 ------------------

/------------------------------------------------------------------------------/
/ Read Instruction (on back page) Before Preparing Form. Please Print or Type. / /------------------------------------------------------------------------------/
/     Nothing in this form shall be construed to imply that the Commission     /
/                has verified any information contained herein.                /
/------------------------------------------------------------------------------/

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

---------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

  Holmes Financing (No. 1) PLC
  Holmes Funding Limited
  Holmes Trustees Limited
  -----------------------
  Full Name of Registrant

--------------------------------------------------------------------------------
  Former Name if Applicable

 Abbey National House, 2 Triton Square, Regent's Place
 -----------------------------------------------------
 Address of Principal Executive Office (Street and Number)

 London NW1 3AN, England
 -----------------------
 City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              [(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
    [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.]

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrants were unable to file on the prescribed filing date, without unreasonable effort and expense, their Annual Report on Form 20-F for the year ended December 31, 2002. Although the Annual Report on Form 20-F was finalized and signed on June 30, 2003, the process of preparing the documents for EDGAR filing took longer than reasonably expected by the Registrants.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            David Green             44 20                 7756 4264
            -----------             -----                 ---------
               (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X] Yes    [_]No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

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                          Holmes Financing (No. 1) PLC
                             Holmes Funding Limited
                             Holmes Trustees Limited
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2003



                                       By:  /s/ David Green
                                            ------------------------------------
                                             Name: David Green
                                             Title: Director